Filed by CPB Inc.
Pursuant to Rule 425 of the Securities Act
of 1933, as amended, and deemed filed
pursuant to Rule 14d-2 and Rule 14a-12
under the Securities Exchange Act of
1934, as amended
Subject Company: CB Bancshares, Inc.
Commission File No. 0-12396

        The following is a benefits fact sheet distributed by CPB Inc. on April 16, 2003.

Central Pacific Bank & City Bank: Creating a Stronger Locally
Based and
Locally Managed Bank for Hawaii

The Right Fit

  •
  A combination that makes sense. The combination of Central Pacific Bank and City Bank through a cash-and-stock transaction creates a stronger locally based and locally managed bank for Hawaii.

  •
  Common roots, common values, and common market. Compelling opportunities exist to better serve our community, customers, employees and shareholders.

Benefits for Hawaii

  •
  Locally Based and Managed Hawaii Institution. The merger will create a strong local alternative to mainland-managed and foreign-owned banks. Lending, investing and contribution decisions are made in Hawaii.

  •
  Economic growth. A stronger, local bank can help to fuel a rebound in Hawaii's economy. Capital is reinvested here in the islands.

  •
  Community support. Central Pacific Bank pledges to maintain the combined level of charitable contributions once the companies are combined. Upon completion of the transaction, Central Pacific Bank will create a $1 million fund to benefit local community needs in an effort to improve its communities.

Benefits for Customers

        The combination of Central Pacific Bank and City Bank would benefit customers in many ways including:

  •
  Choice—Expanded menu of business and retail services, including a particularly strong commercial real estate capability and trust and wealth management services.

  •
  Convenience—Expanded branch network and increased number of ATMs available to customers.

  •
  Capacity—Increased lending limits, helping customers to grow. Increased resources, creating a small- and medium-sized business-banking powerhouse.

  •
  Customer Service—Similar cultures to help ensure a continued tradition of high-touch fiercely loyal service for all customers.

Benefits for Employees

        Employees are the strongest asset and the key to the bank's future.

  •
  Commitment to be a preferred employer. Central Pacific Bank will continue its commitment to be a preferred employer in the community.

  •
  Stronger, more stable institution. Employees would be part of a stronger, more stable and profitable institution, which would remain focused on high-touch customer service.

  •
  Employee benefits. Employees of both companies would enjoy Central Pacific Bank's excellent benefits, which include an Employees' Stock Ownership Plan, 401(k) and profit sharing plans and incentive bonus and recognition programs.

Benefits for Shareholders

        Both companies' shareholders would gain a stake in a combined company with more than $3.7 billion in assets (as of 12/31/02)—the 11th largest publicly traded commercial bank headquartered in the West Coast. Other benefits include:

  •
  Financially Attractive. For CBBI shareholders, the offer translates into a 54 percent premium to City Bank's market value, based on CBBI's closing stock price on 4/14/03. City Bank's shareholders would also benefit from an effective dividend increase of approximately 290 percent or 3.90 times what they currently receive. The merger is expected to be double-digit accretive to CPB earnings per share in first year following the transaction's close. The combination would also create the potential for revenue enhancements, cost savings, and greater market and client penetration.

  •
  Enhanced Liquidity and Increased Market Capitalization. The combination should dramatically enhance the volume of trading, potentially doubling the daily trading of CPB common stock. That, and an increased market capitalization, makes it attractive for institutional investors.

  •
  Financial Strength of Combined Organization. The combined organization—with over $3.7 billion in total assets—would create a larger, stronger bank for customers and the community of Hawaii.

  •
  Smooth Integration. The common values, history and focus of the institutions, as well as a common operating system, would help ensure a smooth integration.

        The combination of Central Pacific Bank and City Bank is the right fit for customers, shareholders and our community. Central Pacific Bank's vision is simple—to be the best bank for Hawaii.

***

FORWARD LOOKING INFORMATION

        This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of a merger between CPB Inc. ("CPB") and CB Bancshares, Inc. ("CBBI"), including future financial and operating results, costs savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to CPB's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and other similar expressions. These statements are based upon the current beliefs and expectations of CPB's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

        The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the business of CPB and CBBI may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (5) the regulatory approvals required for the merger may not be obtained on the proposed terms; (6) the failure of CPB's and CBBI's shareholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the Hawaiian economy may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's activities.

        Additional factors that could cause CPB results to differ materially from those described in the forward-looking statements can be found in CPB's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to CPB or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. CPB does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

        With respect to financial projections for CBBI contained in this document, neither CBBI nor any analyst has published any information for 2003, 2004 and 2005. In addition, CPB has not been given the opportunity to do any due diligence on CBBI other than reviewing its publicly available information. Therefore, management of CPB has created its own financial model for CBBI based on CBBI's historical performance and CPB's assumptions regarding the reasonable future performance of CBBI on a stand-alone basis. These assumptions may or may not prove to be correct. The assumptions are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of CBBI. There is no assurance that these projections will be realized and actual results are likely to differ significantly from such projections.

        Subject to future developments, CPB intends to file with the SEC a registration statement to register the CPB shares to be issued in the proposed transaction, including related tender/exchange offer materials, and one or more proxy statements for solicitation of proxies from CPB shareholders, and may file one or more proxy statements for solicitation of proxies from CBBI shareholders, in connection with special meetings of such shareholders at a date or dates subsequent hereto. Investors and security holders are urged to read the registration statement, related tender/exchange offer materials, and proxy statements (when available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. Investors and security holders may obtain a free copy of the registration statement, related tender/exchange offer materials, and proxy statements (when available) and other relevant documents at the SEC's Internet web site at www.sec.gov. The registration statement, related tender/exchange offer materials, and proxy statements (when available) and such other documents may also be obtained free of charge from CPB by directing such request to: CPB Inc., 220 South King Street, Honolulu, Hawaii 96813, Attention David Morimoto, (808)544-0627.

        CPB, its directors and executive officers and certain other persons may be deemed to be "participants" if CPB solicits proxies from CBBI and CPB shareholders. A detailed list of the names, affiliations and interests of the participants in any such solicitation will be contained in CPB's preliminary proxy statement on Schedule 14A, when filed. Information about the directors and executive officers of CPB and their ownership of and interests in CPB stock is set forth in the proxy statement for CPB's 2003 Annual Meeting of Shareholders.